Amwest Imaging Incorporated
10213 Penrith Avenue, Unit 104
Las Vegas, Nevada 89144

August 23, 2010

Ms. Barbara C. Jacobs
Assistant Director
Ms. Stephani Bouvet
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington,  D.C. 20549

RE:	Amwest Imaging Incorporated
Amendment No. 1 to Registration Statement on Form S-1
Filed July 30, 2010
File No. 333-167743

Dear Ms. Jacobs:

Amwest Imaging Incorporated submits this letter to you in response to your letter of August 17, 2010, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  References to prior comments in this letter relate to comments in our letter dated July 21, 2010.    This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

Part I: Information Required in Prospectus

Description of Our Business

12 Month Growth Strategy and Milestones, page 18

1.
In response to prior comment 4, you state that you hope to generate revenue approximately six months after the closing of the private placement.  Please supplementally explain in more detail the private placement that you refer to in this statement.  In this regard, we also note from your disclosure on page 31 that management has plans to seek additional capital through a private placement of your stock.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the statements in the Form S-1/A Amendment No. 2 filing to reflect the funds to be raised are being raised in this public offering without any private placement.  The Company has deleted the words “private placement” in section “12 Month Growth Strategy and Milestones”.

COMMENT:

Beneficial Ownership Reporting Compliance, page 34

2.
In your response to prior comment 7, you indicate that you intend to file a Form 8-A after effectiveness of this registration statement.  Please clarify when you plan to register your class of common stock under the Exchange Act in your disclosure.  Further, please clarify that until you register your common stock under Section 12(g) of the Exchange Act, as a Section 15(d) filer of the Exchange Act, your officers, directors, and more than 10 percent shareholders will not be required to file beneficial ownership reports about their holdings in your company.  Please insure that your disclosure under “Available Information” addresses this fact as well.

RESPONSE:

We acknowledge the Staff’s comment and the Company responds by stating that it does intend to file a Form 8-A immediately after effectiveness of this registration thus registering a class of securities under Section 12(g) of the Exchange Act and until that time our officers, directors, and more than 10 percent shareholders will not be required to file beneficial ownership reports about their holdings in the Company.  The “Beneficial Ownership Reporting Compliance” section was revised to address the Staff’s comments and appears in the Form S-1/A as written below.  The Company has also addressed the Staff’s comments and added additional disclosures in the “Available Information” section.  This section appears in the Form S-1A in its entirety as written below.

BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than ten percent of our common stock, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes of ownership of our common stock upon the Company becoming a fully reporting company under the Exchange Act by the Company filing a Form 8-A.  The Company intends to file a Form 8-A immediately upon effectiveness of this registration statement thus registering a class of securities under Section 12 of the Exchange Act.  Until such time, the officers and directors and persons who own more than ten percent will not have to file such reports.  Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

We intend to ensure to the best of our ability that all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners are complied within a timely fashion.

AVAILABLE INFORMATION

We have filed a registration statement on Form S-1, of which this prospectus is a part, with the U.S. Securities and Exchange Commission.  Upon completion of the registration, we will be subject to the informational requirements of the Exchange Act and, in accordance therewith, will file all requisite reports, such as Forms 10-K, 10-Q, and 8-K, proxy statements, under Section 14 of the Exchange Act and other information with the Commission.  Such reports, proxy statements, this registration statement and other information, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street NE, Washington, D.C. 20549.  Copies of all materials may be obtained from the Public Reference Section of the Commission’s Washington, D.C. office at prescribed rates.  You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than ten percent of our common stock, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes of ownership of our common stock upon the Company becoming a fully reporting company under the Exchange Act by the Company filing a Form 8-A.  The Company intends to file a Form 8-A immediately upon effectiveness of this registration statement thus registering a class of securities under Section 12 of the Exchange Act.  Until such time, the officers and directors and persons who own more than ten percent will not have to file such reports.  Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.  We intend to ensure to the best of our ability that all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners are complied within a timely fashion.

COMMENT:

Part II: Information Not Required in Prospectus

Undertakings, page 39

3.	Please include the undertakings as required by Item 512(a)(1) and (h)(1) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has included the undertakings as required by Item 512(a)(1) and (h)(1) of Regulation S-K.  The revised “Undertakings” section appears in the S-1/A as written below.

UNDERTAKINGS

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any Prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.
To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2.
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: Each Prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than Prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or Prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or Prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or Prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Furthermore, the Company acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone or Patrick Moore at (702) 882-3106 with any questions or comments.

Sincerely,

/s/ Patrick Moore

Patrick Moore
President

cc:           Via Facsimile (702) 382-1759
Harold P. Gewerter, Esq.
Law Offices of Harold P. Gewerter, Esq., Ltd.